UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

360 DigiTech, Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.00001 per share

(Title of Class of Securities)

88557W 101**

(CUSIP Number)

Aerovane Company Limited

Hongyi Zhou

Henry Zhiheng Zhou

Risa Ruoshan Zhou

c/o 7/F Lujiazui Finance Plaza

No.1217 Dongfang Road

Pudong New Area, Shanghai 200122

People’s Republic of China

+86 (10) 5244 7655

With copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740 4700	Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP JingAn Kerry Centre, Tower II, 46th Floor 1539 Nanjing West Road Shanghai 200040 People's Republic of China +86 (21) 6193 8200

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This statement on Schedule 13D constitutes Amendment No.3 to the initial Schedule 13D (the “Original Schedule 13D”) filed on December 20, 2019 on behalf of each of Mr. Hongyi Zhou, Mr. Henry Zhiheng Zhou, Ms. Risa Ruoshan Zhou and Aerovane Company Limited, as amended by the Amendment No.1 to the Original Schedule 13D filed on December 21, 2020 (the “Amendment No.1”) and the Amendment No.2 to the Original Schedule 13D filed on December 13, 2021 (the “Amendment No.2”, together with the Original Schedule 13D and the Amendment No.1, the “Original 13D Filings”), with respect to ordinary shares (“Ordinary Shares”), comprising Class A ordinary shares, par value of $0.00001 per share (“Class A Ordinary Shares”), and Class B ordinary shares, par value of $0.00001 per share (“Class B Ordinary Shares”), of 360 DigiTech, Inc., a Cayman Islands company (“Issuer”).

**The CUSIP number of 88557W 101 applies to the American depositary shares of the Issuer (“ADSs”). Each American depositary share represents two Class A Ordinary Shares. No CUSIP number has been assigned to the Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88557W 101	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Aerovane Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,820,586(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 39,820,586 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,820,586 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9% (2) (representing 74.7% of the total outstanding voting power).
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Representing 39,820,586 Class B Ordinary Shares. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to twenty votes, whereas each Class A Ordinary Share is entitled to one vote.

(2)	Based on 309,119,661 outstanding Ordinary Shares as a single class, being the sum of 269,299,075 Class A Ordinary Shares and 39,820,586 Class B Ordinary Shares outstanding as of November 30, 2021 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 88557W 101	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Henry Zhiheng Zhou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,820,586(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,820,586 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,820,586 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9% (2) (representing 74.7% of the total outstanding voting power).
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Representing 39,820,586 Class B Ordinary Shares directly held by Aerovane Company Limited, a company incorporated in the British Virgin Islands, which is wholly owned by Mr. Henry Zhiheng Zhou and Ms. Risa Ruoshan Zhou. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to twenty votes, whereas each Class A Ordinary Share is entitled to one vote.

(2)	Based on 309,119,661 outstanding Ordinary Shares as a single class, being the sum of 269,299,075 Class A Ordinary Shares and 39,820,586 Class B Ordinary Shares outstanding as of November 30, 2021 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 88557W 101	13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS Risa Ruoshan Zhou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,820,586(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,820,586(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,820,586 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9% (2) (representing 74.7% of the total outstanding voting power).
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Representing 39,820,586 Class B Ordinary Shares directly held by Aerovane Company Limited, a company incorporated in the British Virgin Islands, which is wholly owned by Mr. Henry Zhiheng Zhou and Ms. Risa Ruoshan Zhou. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to twenty votes, whereas each Class A Ordinary Share is entitled to one vote.

(2)	Based on 309,119,661 outstanding Ordinary Shares as a single class, being the sum of 269,299,075 Class A Ordinary Shares and 39,820,586 Class B Ordinary Shares outstanding as of November 30, 2021 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 88557W 101	13D	Page 5 of 7 Pages

1	NAMES OF REPORTING PERSONS Hongyi Zhou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,284,178(2)
	8	SHARED VOTING POWER 39,820,586(1)
	9	SOLE DISPOSITIVE POWER 2,284,178(2)
	10	SHARED DISPOSITIVE POWER 42,485,122(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,769,300 (4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5% (5) (representing 75.2% of the total outstanding voting power).
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Representing 39,820,586 Class B Ordinary Shares directly held by Aerovane Company Limited, a company incorporated in the British Virgin Islands, which is wholly owned by Mr. Henry Zhiheng Zhou and Ms. Risa Ruoshan Zhou. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to twenty votes, whereas each Class A Ordinary Share is entitled to one vote.

(2)	Representing 2,284,178 Class A Ordinary Shares in the form of ADSs, in which an entity controlled by Mr. Hongyi Zhou had the sole voting power and sole power to direct the disposition of such ADSs through a financial arrangement.

(3)	Representing (i) 39,820,586 Class B Ordinary Shares held by Aerovane Company Limited, a British Virgin Islands company, which is wholly owned by Mr. Henry Zhiheng Zhou and Ms. Risa Ruoshan Zhou, children of Mr. Hongyi Zhou; (ii) 1,212,000 Class A Ordinary Shares in the form of ADSs held by Mr. Hongyi Zhou’s spouse, (iii) 1,018,192 Class A Ordinary Shares in the form of ADSs held Global Pro B Limited, an entity wholly owned by Mr. Hongyi Zhou’s spouse, and (iv) 434,344 Class A Ordinary Shares in the form of ADSs, in which an entity controlled by Mr. Hongyi Zhou had economic interests (but without voting power or the power to direct the disposition) through a financial arrangement.

CUSIP No. 88557W 101	13D	Page 6 of 7 Pages

Because of the immediate family relationship and a letter agreement among Mr. Henry Zhiheng Zhou, Ms. Risa Ruoshan Zhou and Mr. Hongyi Zhou, Mr. Hongyi Zhou is entitled to shared voting and dispositive power together with his children with regard to the 39,820,586 Class B Ordinary Shares held by Aerovane Company Limited, and therefore may be deemed to beneficially own these shares according to Rule 13d-3 under the Securities Exchange Act of 1934, as amended. For the 2,664,536 Class A Ordinary Shares in the form of ADSs, although Mr. Hongyi Zhou may be deemed to have shared investment power with respect to these 2,664,536 Class A Ordinary Shares under Rule 13d-3(a), Mr. Zhou disclaims the beneficial ownership of these ADSs except to the extent his pecuniary interests therein. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to twenty votes, whereas each Class A Ordinary Share is entitled to one vote.

(4)	Representing (i) 39,820,586 Class B Ordinary Shares held by Aerovane Company Limited, a British Virgin Islands company, which is wholly owned by Mr. Henry Zhiheng Zhou and Ms. Risa Ruoshan Zhou, children of Mr. Hongyi Zhou; (ii) 1,212,000 Class A Ordinary Shares in the form of ADSs held by Mr. Hongyi Zhou’s spouse, (iii) 1,018,192 Class A Ordinary Shares in the form of ADSs held Global Pro B Limited, an entity wholly owned by Mr. Hongyi Zhou’s spouse, (iv) 434,344 Class A Ordinary Shares in the form of ADSs, in which an entity controlled by Mr. Hongyi Zhou had economic interests (but without voting power or the power to direct the disposition) through a financial arrangement, and (v) 2,284,178 Class A Ordinary Shares in the form of ADSs, in which an entity controlled by Mr. Hongyi Zhou had the sole voting power and the sole power to direct the disposition of such ADSs through a financial arrangement. Because of the immediate family relationship and a letter agreement among Mr. Henry Zhiheng Zhou, Ms. Risa Ruoshan Zhou and Mr. Hongyi Zhou, Mr. Hongyi Zhou is entitled to shared voting and dispositive power together with his children with regard to the 39,820,586 Class B Ordinary Shares held by Aerovane Company Limited, and therefore may be deemed to beneficially own these shares according to Rule 13d-3 under the Securities Exchange Act of 1934, as amended. For the 2,664,536 Class A Ordinary Shares in the form of ADSs, although Mr. Hongyi Zhou may be deemed to have shared investment power with respect to these 2,664,536 Class A Ordinary Shares under Rule 13d-3(a), Mr. Zhou disclaims the beneficial ownership of these ADSs except to the extent his pecuniary interests therein. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to twenty votes, whereas each Class A Ordinary Share is entitled to one vote.

(5)	Based on 309,119,661 outstanding Ordinary Shares as a single class, being the sum of 269,299,075 Class A Ordinary Shares and 39,820,586 Class B Ordinary Shares outstanding as of November 30, 2021 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 88557W 101	13D	Page 7 of 7 Pages

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 3”) amends and supplements the Original 13D Filings. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Original 13D Filings. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Original 13D Filings.

Item 4. Purpose of Transaction.

Item 4 of the Original 13D Filings is hereby amended and supplemented by adding the following after the fifth paragraph thereof:

On December 31, 2021, the A&R SHA terminated automatically pursuant to Section 8.01(c) thereof.

Item 5. Interest in Securities of the Issuer.

The fourth and fifth paragraphs of Item 5 of the Original 13D Filings is hereby amended and restated as follows:

The A&R SHA automatically terminated on December 31, 2021, upon which the Reporting Persons shall no longer be deemed to constitute a “group” with Ruby Holdings within the meaning of Rule 13d-5(b) under the Act. During the term of the A&R SHA, the Reporting Persons may have been deemed to constitute a “group” with Ruby Finance Holdings Ltd. (“Ruby Holdings”) within the meaning of Rule 13d-5(b) under the Act. As a member of a group, each Reporting Person may have been deemed to beneficially own the Ordinary Shares beneficially owned by the members of the group as a whole. Neither the filing of the Original 13D Filings nor this Amendment No. 3 nor any of their contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them was or is the beneficial owner of any of the Ordinary Shares that were or are beneficially owned by Ruby Holdings. Each Reporting Person expressly disclaims beneficial ownership in such Ordinary Shares that were or are beneficially owned by Ruby Holdings.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 4, 2022

Aerovane Company Limited

By:	/s/ Hongyi Zhou
Name:	Hongyi Zhou
Title:	Director

Hongyi Zhou

/s/ Hongyi Zhou

Henry Zhiheng Zhou

By:	/s/ Hongyi Zhou
Name:	Hongyi Zhou
Attorney-in-fact

Risa Ruoshan Zhou

By:	/s/ Hongyi Zhou
Name:	Hongyi Zhou
Attorney-in-fact